
A guidance approach to parenting

# Katherine Sellery · 3rd in

Conscious Parenting Revolution

Denver Metropolitan Area · 500+ connections · Contact info

Conscious Parenting Revolution

University of Denver

## Experience

**Founder**

Conscious Parenting Revolution · Full-time

May 2008 – Present · 12 yrs 9 mos

Katherine Winter-Sellery is the CEO and Founder of the Conscious Parenting Revolution and creator of the Guidance Approach to Parenting along with two colleagues, a program that applies conflict-resolution skills to communicating more effectively with children and adults. Through her workshops, books, and her three TEDx talks, she has taught thousands of parents (and educators, social workers, medical professionals, and anyone else needing to converse with toddlers, tweans, teens, humans of any age!) in a half dozen countries and cultures to minimize misunderstandings and melt-downs, and communicate with more collaboration, cooperation and consideration. Her methods positively influence relationships for gı ...see mor







## Education

**University of Denver**

Bachelor of Arts (B.A.), Political Science and Government

1979 – 1983

**University of Denver - Sturm College of Law**
1985 – 1987

**Effectiveness Training Institute of Australia**
Certified Trainer in Parent Effectiveness Training , Parent coach, communications
2002 – 2003

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